  As filed with the Securities and Exchange Commission on November 22, 1995
                                                     Registration No. 33-63055

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         AMENDMENT NO. 1 TO FORM S-4
                                 ON FORM S-3
           Registration Statement Under The Securities Act of 1933
                           HEALTHSOUTH Corporation

              (Exact Name of Registrant as Specified in its Charter)


        Delaware                              8062                          63-0860407
(State or Other Jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer Identification
Incorporation or Organization)      Classification Code Number)               Number)

               Two Perimeter Park South, Birmingham, Alabama 35243
                                 (205) 967-7116
              (Address, including Zip Code, and Telephone Number,
       including Area Code, of Registrant's Principal Executive Offices)

                               RICHARD M. SCRUSHY
                          Chairman of the Board and
                           Chief Executive Officer
                           HEALTHSOUTH Corporation
                           Two Perimeter Park South
                          Birmingham, Alabama 35243
                                (205) 967-7116
          (Name, Address, including Zip Code, and Telephone Number,
                  including Area Code, of Agent for Service)

                                  Copies to:


J. BROOKE JOHNSTON, JR., ESQ                WILLIAM W. HORTON, ESQ.               CHRISTOPHER R. MANNING, ESQ.
   BEALL D. GARY, JR., ESQ            Group Vice President-Legal Services         Burke, Warren & Mackay, P.C.
Haskell Slaughter Young & Johnston,        HEALTHSOUTH Corporation           24th Floor, 225 West Washington Street
  Professional Association                  Two Perimeter Park South              Chicago, Illinois 60606-3418
 1200 AmSouth/Harbert Plaza                Birmingham, Alabama 35243                   (312) 357-0800
  1901 Sixth Avenue North                      (205) 967-7116
 Birmingham, Alabama 35203
     (205) 251-1000


   Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE
 -----------------------------------------------------------------------------
     Title of Each                       Proposed Maximum     Proposed Maximum      Amount of
 Class of Securities to   Amount to be    Offering Price     Aggregate Offering   Registration
    be Registered         Registered (1)    Per Unit (1)         Price (1)           Fee(2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share.........   1,776,001 shares    $26.25            $46,620,026.25        $16,076
   --------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(c). The average of the high and low prices reported by the New York Stock Exchange for the Common Stock of HEALTHSOUTH Corporation on November 21, 1995, was $26.25.

(2) $5,128 paid with original filing; $10,948 paid herewith.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                Subject to completion, dated November 22, 1995

                                  PROSPECTUS
                                      of
                           HEALTHSOUTH Corporation

     This Prospectus relates to 1,776,001 shares (the "Shares") of the Common Stock, par value $.01 per share (the "HEALTHSOUTH Common Stock"), of HEALTHSOUTH Corporation (together with its subsidiaries, "HEALTHSOUTH" or the "Company") being offered by the selling stockholders identified herein (the "Selling Stockholders"). The Selling Stockholders acquired the shares of HEALTHSOUTH Common Stock in connection with the acquisition by HEALTHSOUTH of Sutter Surgery Centers, Inc., a Delaware corporation ("SSCI"), on October 26, 1995. See "Selling Stockholders".


                           -------------------------

     All proceeds from any sales of the Shares by the Selling Stockholders will inure to the benefit of the Selling Stockholders. The Company will receive none of the proceeds from the sale of Shares which may be offered hereby. All expenses of registration incurred in connection herewith, including fees and expenses of counsel to the Selling Stockholders, are being borne by the Company, and all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

     No Selling Stockholder has advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the New York Stock Exchange at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution".


                           -------------------------

    THE SECURITIES TO BE ISSUED HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR BY ANY STATE
               SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.


                           -------------------------









               The date of this Prospectus is November , 1995.

                            AVAILABLE INFORMATION

     HEALTHSOUTH is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial statements and other matters. The Registration Statement, as well as such reports, proxy statements and other information, may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. and should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois. Copies of such material can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The HEALTHSOUTH Common Stock is listed on the New York Stock Exchange, and the Registration Statement, reports, proxy statements and certain other information filed by HEALTHSOUTH should be available for inspection at the library of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of such reports, proxy statements and other information filed by HEALTHSOUTH, other than exhibits to such documents unless such exhibits are specifically incorporated herein by reference, are available without charge, upon written or oral request, from the Secretary of HEALTHSOUTH Corporation, Two Perimeter Park South, Birmingham, Alabama 35243, telephone
(205) 967-7116.

     There are hereby incorporated by reference into this Prospectus and made a part hereof the following documents filed by HEALTHSOUTH:

    1. HEALTHSOUTH's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1994.

    2. HEALTHSOUTH's Quarterly Reports on Form 10-Q, as amended, for the quarters ended March 31, June 30 and September 30, 1995.

    3. HEALTHSOUTH's Current Report on Form 8-K, as amended, filed January 13, 1995 (relating to the acquisition of ReLife, Inc.).

    4. HEALTHSOUTH's Current Report on Form 8-K, as amended, filed February 1, 1995 (relating to the acquisition of Surgical Health Corporation).

    5. HEALTHSOUTH's Current Report on Form 8-K, as amended, filed February 21, 1995 (relating to the NovaCare Rehabilitation Hospitals acquisition).

    6. HEALTHSOUTH's Current Report on Form 8-K filed August 15, 1995 (relating to the acquisition of Surgical Health Corporation).

    7. HEALTHSOUTH's Current Report on Form 8-K filed September 7, 1995 (relating to the acquisition of Sutter Surgery Centers, Inc.).

    8. HEALTHSOUTH's Current Report on Form 8-K, as amended, filed October 20, 1995 (relating to the acquisition of Surgical Care Affiliates, Inc.).

    9. HEALTHSOUTH's Current Report on Form 8-K filed October 30, 1995 (relating to the acquisition of Caremark Orthopedic Services Inc.).

    10. HEALTHSOUTH's Current Report on Form 8-K filed November 13, 1995 (relating to the consummation of the acquisition of Sutter Surgery Centers, Inc.).

    11.  The   description   of   HEALTHSOUTH's   capital  stock   contained  in
HEALTHSOUTH's Registration Statement on Form 8-A filed August 26, 1989.

     All documents filed by HEALTHSOUTH pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purpose hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) is modified or superseded by such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     No person is authorized to give any information or to make any representation not contained in this Prospectus Statement, and, if given or made, such information or representation should not be relied upon as having been authorized. Neither the delivery of this Prospectus nor any distribution of the securities to which this Prospectus relates shall, under any circumstances, create any implication that there has been no change in the information concerning HEALTHSOUTH contained in this Prospectus since the date of such information.

     The principal executive offices of HEALTHSOUTH are located at Two Perimeter Park South, Birmingham, Alabama 35243 and its telephone number is (205) 967-7116.

                                 RISK FACTORS

   In addition to the other information in this Prospectus, the following should be considered carefully by potential purchasers of the Shares.

   Regulation. As a result of the continued escalation of healthcare costs and the inability of many individuals to obtain health insurance, numerous proposals have been or may be introduced in the United States Congress and state legislatures relating to healthcare reform. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation, which may be material, on HEALTHSOUTH. HEALTHSOUTH is also subject to various other types of regulation at the federal and state levels, including, but not limited to, licensure and certification laws. Certificate of Need laws and laws relating to financial relationships among providers of healthcare services, Medicare fraud and abuse and physician self-referral.

                                 THE COMPANY

   HEALTHSOUTH is the nation's largest provider of outpatient and rehabilitative healthcare services. HEALTHSOUTH provides these services through its national network of outpatient and inpatient rehabilitation facilities, outpatient surgery centers, medical centers and other healthcare facilities. HEALTHSOUTH believes that it provides patients, physicians and payors with high-quality healthcare services at significantly lower costs than traditional inpatient hospitals. Additionally, HEALTHSOUTH's national network, reputation for quality and focus on outcomes has enabled the Company to secure contracts with national and regional managed care payors. HEALTHSOUTH has over 500 patient care locations in 39 states, the District of Columbia and Ontario, Canada.

   In its outpatient and inpatient rehabilitation facilities, HEALTHSOUTH provides interdisciplinary programs for the rehabilitation of patients experiencing disability due to a wide variety of physical conditions, such as stroke, head injury, orthopaedic problems, neuromuscular disease and sports-related injuries. HEALTHSOUTH's rehabilitation services include physical therapy, sports medicine, work hardening, neurorehabilitation, occupational therapy, respiratory therapy, speech-language pathology and rehabilitation nursing. Independent studies have shown that rehabilitation services like those provided by HEALTHSOUTH can save money for payors and employers.

   HEALTHSOUTH operates the third largest network of free-standing outpatient surgery centers in the United States. HEALTHSOUTH's outpatient surgery centers provide the facilities and medical support staff necessary for physicians to perform non-emergency surgical procedures. While outpatient surgery is widely recognized as generally less expensive than surgery performed in a hospital, HEALTHSOUTH believes that outpatient surgery performed at a free-standing outpatient surgery center is generally less expensive than hospital-based outpatient surgery. Approximately 95% of HEALTHSOUTH's surgery center facilities are located in markets served by its rehabilitative service facilities, enabling HEALTHSOUTH to pursue opportunities for cross-referrals.

   Over the last two years, HEALTHSOUTH has completed several significant acquisitions in the rehabilitation business and has expanded into the surgery center business. HEALTHSOUTH believes that these acquisitions complement its historical operations and enhance its market position. HEALTHSOUTH further believes that its expansion into the outpatient surgery business provides it with a platform for future growth.

                               USE OF PROCEEDS

   All proceeds from any sales of the Shares by the Selling Stockholders will inure to the benefit of the Selling Stockholders. The Company will receive none of the proceeds from the sale of Shares offered hereby.

                             SELLING STOCKHOLDERS


   The Shares of HEALTHSOUTH Common Stock were acquired by the Selling Stockholders in a merger transaction (the "Merger") on October 26, 1995, in which a wholly owned subsidiary of HEALTHSOUTH was merged with and into SSCI, the business previously wholly owned by the Selling Stockholders. As of the date of this Prospectus, the Selling Stockholders own no HEALTHSOUTH securities other than the Shares being offered for resale hereby, as set forth below. Each Selling Stockholder is acting as principal for his own account and has registered for resale the entire amount of HEALTHSOUTH Common Stock owned by such person, although each Selling Stockholder retains discretion to sell less than the entire amount owned by such person.



      Name of Selling Stockholder          Number of Shares Offered for Sale
EJ Financial Investments, L.P. ............             905,410
Sutter Ambulatory Care Corporation ........             869,903
Patrick G. Hays ...........................                 679
C.R. Stewart ..............................                   9


   As of the date hereof, no Selling Stockholder is an executive officer or director of the HEALTHSOUTH. The total number of Shares available for sale hereunder does not exceed 1.9% of the total outstanding Common Stock of the Company at November 15, 1995.

                             PLAN OF DISTRIBUTION

   The Shares of HEALTHSOUTH Common Stock may be offered and sold by or for the account of the Selling Stockholders from time to time as market conditions permit on The New York Stock Exchange, or otherwise, at prices and on terms then prevailing or in negotiated transactions. Some or all of the Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer (including a market maker) as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales.

   The Company has agreed to indemnify the Selling Stockholders, in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act"). The Selling Stockholders have agreed to indemnify HEALTHSOUTH and its officers and directors, in certain circumstances, against certain expenses and liabilities, including liabilities arising under the Act.

   Upon the Selling Stockholders' notifying the Company that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act of 1933, setting forth the name of the participating broker-dealer(s), the number of Shares involved, the price at which such Shares were sold by the Selling Stockholders, the commissions paid or discounts or concessions allowed by the Selling Stockholders to such broker-dealer(s), and where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in the Prospectus.

                                   EXPERTS

   The consolidated financial statements of HEALTHSOUTH appearing in HEALTHSOUTH's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                LEGAL MATTERS

   The validity of the shares of HEALTHSOUTH Common Stock issued to the Selling Stockholders has been passed upon by Haskell Slaughter Young & Johnston, Professional Association. As of November 1, 1995, attorneys in that firm owned a total of 9,930 shares of HEALTHSOUTH Common Stock, and held currently exercisable options to acquire an additional 15,000 shares of HEALTHSOUTH Common Stock.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   HEALTHSOUTH Corporation and Subsidiaries


Consolidated Financial Statements                            Page

Years ended December 31, 1992, 1993 and 1994
  Report of Independent Auditors ..........................   F-2
  Consolidated Balance Sheets .............................   F-3
  Consolidated Statements of Income .......................   F-4
  Consolidated Statements of Stockholders' Equity  ........   F-5
  Consolidated Statements of Cash Flows ...................   F-6
  Notes to Consolidated Financial Statements...............   F-8

Nine months ended September 30, 1994 and 1995
  Consolidated Balance Sheet (unaudited)..................    F-24
  Consolidated Statements of Income (unaudited).. ........    F-25
  Consolidated Statements of Cash Flows (unaudited) ......    F-26
  Notes to Consolidated Financial Statements (unaudited)..    F-28

                Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
HEALTHSOUTH Corporation

         We have audited the accompanying consolidated balance sheets of HEALTHSOUTH Corporation and Subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HEALTHSOUTH Corporation and Subsidiaries at December 31, 1993 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                              ERNST & YOUNG LLP

Birmingham, Alabama
March 1, 1995, except for
 Notes 2 and 17, as to
 which the date is June 13, 1995

                   HEALTHSOUTH Corporation and Subsidiaries
                         Consolidated Balance Sheets

                                                                                  December 31
                                                                               1993         1994
                                                                                 (In thousands)
                         Assets

Current assets:
 Cash and cash equivalents (Note 3).................................     $   81,031   $   68,735
  Other marketable securities (Note 3)...............................          8,968       16,628
  Accounts receivable, net of allowances for doubtful accounts and contractual adjustments of $120,810,000 in 1993 and $144,427,000
    in 1994...........................................................       179,761      242,659
  Inventories.........................................................        24,078       26,151
  Prepaid expenses and other current assets...........................        44,674       71,029
      Total current assets............................................       338,512      425,202

Other assets:
  Loans to officers...................................................         1,488        1,240
  Other (Note 4)......................................................        23,983       41,834
                                                                              25,471       43,074
Property, plant and equipment, net (Note 5)...........................       791,097      857,372
Intangible assets, net (Note 6) ......................................       289,338      410,688
Total assets..........................................................    $1,444,418   $1,736,336

           Liabilities and stockholders' equity Current liabilities:
  Accounts payable....................................................    $   50,432   $   87,153
  Salaries and wages payable..........................................        28,229       34,102
  Accrued interest payable and other liabilities......................        33,614       55,922
  Current portion of long-term debt and leases (Note 7) ..............        15,174       16,698
Total current liabilities.............................................       127,449      193,875
Long-term debt (Note 7)...............................................       873,007    1,017,696
Deferred income taxes (Note 11).......................................        10,853        8,595
Deferred revenue (Note 15)............................................           --         7,526
Other long-term liabilities (Note 16).................................         3,285        8,398
Minority interests-limited partnerships (Note 9)......................        11,526       10,326

Commitments and contingent liabilities (Notes 12 and 17) .............

Stockholders' equity:
  Preferred Stock, $.10 par value-1,500,000 shares authorized;
    issued and outstanding-none.......................................           --           --
  Common Stock, $.01 par value-100,000,000 shares authorized;
    issued-74,896,000 in 1993 and 76,991,000 in 1994..................           749          770
  Additional paid-in capital..........................................       347,163      369,186
  Retained earnings...................................................        89,641      137,764
  Treasury stock, at cost (91,000 shares).............................          (323)        (323)
  Receivable from Employee Stock Ownership Plan (Note 13) ............       (18,932)     (17,477)
Total stockholders' equity............................................       418,298      489,920
Total liabilities and stockholders' equity............................    $1,444,418   $1,736,336

                             See accompanying notes.

                   HEALTHSOUTH Corporation and Subsidiaries
                      Consolidated Statements of Income

                                                             Year ended December  31
                                                         1992       1993         1994
                                                           (In thousands, except for
                                                               per share amounts)
Revenues...........................................  $501,046   $656,329   $1,236,190
Operating expenses: ...............................
  Operating units..................................   372,169    471,778      906,712
  Corporate general and administrative.............    16,878     24,329       45,895
Provision for doubtful accounts....................    13,254     16,181       23,739
Depreciation and amortization......................    29,834     46,224       86,678
Interest expense...................................    12,623     18,495       65,286
Interest income....................................    (5,415)    (3,924)      (4,308)
Merger expenses (Note 2)...........................       --         333        6,520
Loss on impairment of assets (Note 16).............       --         --        10,500
Loss on abandonment of computer project (Note 16) .       --         --         4,500
NME Selected Hospitals Acquisition related expense
 (Note 10).........................................       --      49,742          --
Terminated merger expense (Note 14)................     3,665        --           --
Gain on sale of partnership interest...............       --      (1,400)         --
                                                      443,008    621,758    1,145,522
Income before income taxes and minority interests .    58,038     34,571       90,668
Provision for income taxes (Note 11)...............    18,864     11,930       34,305
                                                       39,174     22,641       56,363
Minority interests.................................     4,245      5,444        6,402
Net income.........................................  $ 34,929   $ 17,197   $   49,961
Weighted average common and common equivalent
shares outstanding.................................    74,214     77,709       84,687
Net income per common and common equivalent share .  $    0.47$      .22   $      .59
Net income per common share-assuming full
  dilution.........................................  $    N/A   $    N/A   $      .59

                             See accompanying notes.

                   HEALTHSOUTH Corporation and Subsidiaries
               Consolidated Statements of Stockholders' Equity

                                                         Additional                                            Total
                                    Common    Common       Paid-In    Retained     Treasury   Receivable    Stockholders'
                                    Shares     Stock       Capital     Earnings      Stock     from ESOP       Equity
                                                                      (In thousands)
Balance at December 31, 1991 .....   64,993     649.6  $257,660.8    $ 53,925.1  $ (60.0)$   (10,000.0)     $302,175.5
Proceeds from issuance of common
  shares..........................    6,436      64.4    60,286.3       --          --            --          60,350.7
Proceeds from exercise of
  options.........................    1,917      19.2     6,871.9       --          --            --           6,891.1
Income tax benefits related to
  Incentive Stock Options.........      --        --      5,634.7       --          --            --           5,634.7
Common shares exchanged in the
  exercise of options.............       (8)      --        (95.6)      --          --            --             (95.6)
Loan to Employee Stock Ownership
  Plan............................      --        --          --        --          --       (10,000.0)      (10,000.0)
Reduction in Receivable from
  Employee Stock Ownership
  Plan............................      --        --          --        --          --           358.0           358.0
Purchase of limited partnership
  units...........................       42        .4       499.6     (11,318.4)    --          --           (10,818.4)
Net income........................      --        --          --       34,929.0     --          --            34,929.0
Balance at December 31, 1992......   73,380     733.6   330,857.7      77,535.7    (60.0)    (19,642.0)      389,425.0
Proceeds from exercise of
  options.........................      462       4.6     1,732.9       --          --          --             1,737.5
Proceeds from issuance of common
  shares..........................    1,074      10.7    13,987.9       --          --          --            13,998.6
Income tax benefits related to
 Incentive Stock Options..........      --        --        584.7       --          --          --               584.7
Reduction in Receivable from
Employee Stock Ownership
  Plan............................      --        --          --         --         --           710.1           710.1
Purchase of limited partnership
  units...........................      --        --          --       (5,091.7)    --          --            (5,091.7)
Purchase of treasury stock .......      (20)      --          --         --      (263.0)        --              (263.0)
Net income........................      --        --          --       17,197.0     --          --            17,197.0
Balance at December 31, 1993 .....   74,896     748.9   347,163.2      89,641.0  (323.0)     (18,931.9)      418,298.2
Proceeds from issuance of common
  shares at $27.17 per share .....      38        .4       532.6        --         --          --                533.0
Proceeds from exercise of
  options.........................    2,079      20.8    15,341.8        --         --          --            15,362.6
Income tax benefits related to
  Incentive Stock Options.........      --        --      6,469.6        --         --          --             6,469.6
Common shares exchanged in the
  exercise of options.............      (22)      (.2)     (321.2)       --         --          --              (321.4)
Reduction in receivable from
  Employee Stock Ownership
  Plan ...........................      --        --          --         --         --         1,455.0         1,455.0
Purchase of limited partnership
  units...........................      --        --          --       (1,838.0)    --          --            (1,838.0)
Net income........................      --        --          --        49,961.0    --          --            49,961.0
Balance at December 31, 1994 .....  $76,991   $ 769.9  $369,186.0     $137,764.0  $(323.0)  $(17,476.9)     $489,920.0


                             See accompanying notes.

                   HEALTHSOUTH Corporation and Subsidiaries
                    Consolidated Statements of Cash Flows

                                                                              Year ended December 31,
                                                                              1992       1993       1994
                                                                                  (In thousands)
Operating activities
Net income.............................................................    $  34,929   $  17,197   $  49,961
Adjustments to reconcile net income to net cash provided by
  operating activities: ...............................................
  Depreciation and amortization........................................       29,834      46,224      86,678
  Provision for doubtful accounts......................................       13,254      16,181      23,739
  Provision for losses on impairment of assets.........................          --          --       10,500
  Provision for losses on abandonment of computer project .............          --          --        4,500
  NME Selected Hospitals Acquisition related expense...................          --       49,742         --
  Income applicable to minority interests of limited partnerships .....        4,245       5,444       6,402
  Provision (benefit) for deferred income taxes........................        4,596      (5,685)     (1,541)
  Provision for deferred revenue.......................................         (279)        (49)     (164)
  Gain on sale of property, plant and equipment........................          --          --         (627)
  Gain on sale of partnership interests................................          --       (1,400)        --
Changes in operating assets and liabilities, net of effects of acquisitions:
  Accounts receivable..................................................      (38,503)    (28,965)    (74,636)
  Inventories, prepaid expenses and other current assets...............      (13,660)    (18,054)    (21,757)
  Accounts payable and accrued expenses................................        9,236      (7,673)     62,766
Net cash provided by operating activities..............................       43,652      72,962     145,821

Investing activities
  Purchases of property, plant and equipment...........................      (98,343)   (131,222)   (160,785)
  Proceeds from sale of property, plant and equipment..................          --          --       68,317
  Additions to intangible assets, net of effects of acquisitions ......      (25,206)    (39,156)    (59,307)
  Assets obtained through acquisitions, net of liabilities assumed ....      (75,487)   (454,013)    (89,266)
  Changes in other assets..............................................          192      (9,582)    (23,020)
  Proceeds received on sale of other marketable securities ............       14,041      20,554       1,660
  Investments in other marketable securities...........................      (13,000)     (6,000)     (9,126)
  Net cash used in investing activities................................     (197,803)   (619,419)   (271,527)

             HEALTHSOUTH Corporation and Subsidiaries
              Consolidated Statements of Cash Flows--(Continued)

                                                             Year ended December 31
                                                         1992         1993         1994
                                                                (In thousands)
Financing activities
  Proceeds from borrowings.........................  $181,076     $553,258   $1,045,263
  Principal payments on long-term debt and leases .   (65,221)     (32,239)    (937,872)
  Proceeds from exercise of options................     6,788        1,736       13,895
  Proceeds from issuance of common stock...........    46,519       13,999          342
  Purchase of treasury stock.......................       --          (263)          --
  Loans to Employee Stock Ownership Plan...........   (10,000)          --           --
  Reduction in Receivable from Employee Stock
  Ownership Plan...................................       358          710        1,455
  Proceeds from investment by minority interests ..     2,886        6,476        2,252
  Purchase of limited partnership interests .......   (11,495)      (3,784)      (1,090)
  Payment of cash distributions to limited
    partners.......................................    (5,873)      (5,913)     (10,835)
  Net cash provided by financing activities .......   145,038      533,980      113,410
  Decrease in cash and cash equivalents ...........    (9,113)     (12,477)     (12,296)
  Cash and cash equivalents at beginning of year ..   102,621       93,508       81,031
  Cash and cash equivalents at end of year ........  $ 93,508     $ 81,031   $   68,735

Supplemental disclosures of cash flow information Cash paid during the year for:
  Interest.........................................  $ 14,174     $ 16,241   $   51,778
  Income taxes.....................................    10,466       22,144       29,129

Non-cash investing activities:

The Company  assumed  liabilities of  $57,091,000,  $88,566,000  and $24,659,000 during the years ended December 31, 1992, 1993 and 1994, respectively, in conjunction with its acquisitions. During the years ended December 31, 1992, 1993 and 1994, the Company issued 1,182,000, 69,000 and 19,000 common shares, respectively, with a market value of $12,853,000, $954,000 and $533,000, respectively, as consideration for acquisitions.

Non-cash financing activities:

The Company received a tax benefit from the disqualifying disposition of incentive stock options of $5,635,000, $585,000 and $6,470,000 for the years ended December 31, 1992, 1993 and 1994, respectively.

During the years ended December 31, 1992 and 1994, respectively, 4,000 and 11,000 common shares were exchanged in the exercise of options. The shares exchanged had market values on the date of exchange of $95,600 and $321,400, respectively.


                            See accompanying notes.

                   HEALTHSOUTH Corporation and Subsidiaries

                  Notes to Consolidated Financial Statements

                              December 31, 1994

1. Significant Accounting Policies

         The significant accounting policies followed by HEALTHSOUTH Corporation (formerly HEALTHSOUTH Rehabilitation Corporation) and its subsidiaries (the Company) are presented as an integral part of the consolidated financial statements.

Principles of Consolidation

         The consolidated financial statements include the accounts of HEALTHSOUTH Corporation (HEALTHSOUTH) and its wholly-owned subsidiaries, as well as its limited partnerships (see Note 9). All significant intercompany accounts and transactions have been eliminated in consolidation.

         HEALTHSOUTH Corporation is engaged in the business of providing comprehensive rehabilitative and clinical healthcare services on an inpatient and outpatient basis.

Marketable Securities

         Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, if material, reported as a separate component of stockholders' equity, net of tax. The adjusted cost of the specific security sold method is used to compute gain or loss on the sale of securities. Interest and dividends on securities classified as available-for-sale are included in investment income. Marketable equity securities and debt securities of the Company have maturities of less than one year.

Accounts Receivable and Third-Party Reimbursement Activities

         Receivables from patients, insurance companies and third-party contractual insured accounts (Medicare and Medicaid) are based on payment agreements which generally result in the Company collecting an amount different from the established rates. Final determination of the settlement is subject to review by appropriate authorities. Adequate allowances are provided for doubtful accounts and contractual adjustments. Uncollectible accounts are written off against the allowance for doubtful accounts after adequate collection efforts are made. Net accounts receivable include only those amounts estimated by management to be collectible.

         The   concentration   of  net  accounts   receivable  from  third-party
contractual payors and others, as a percentage of total net accounts receivable, was as follows:


                                  December 31
                                 1993     1994
               Medicare......      33%     36%
               Medicaid......       4       6
               Other.........      63      58
                                  100%    100%

Inventories

         Inventories are stated at the lower of cost or market using the specific identification method.

Property, Plant and Equipment

         Property, plant and equipment are recorded at cost. Upon sale or retirement of property, plant or equipment, the cost and related accumulated depreciation are eliminated from the respective account and the resulting gain or loss is included in the results of operations.

                 HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

         Interest cost incurred during the construction of a facility is capitalized. The Company incurred interest of $14,644,000, $21,159,000 and $67,680,000 of which $2,021,000, $2,664,000 and $2,394,000 was capitalized during 1992, 1993 and 1994, respectively.

         Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or the term of the lease, as appropriate. The estimated useful life of buildings is 30-40 years and the general range of useful lives for leasehold improvements, furniture, fixtures and equipment is 10-15 years.

Intangible Assets

         Cost in excess of net asset value of purchased facilities is amortized over 20 to 40 years using the straight-line method. Organization and start-up costs incurred prior to opening a new facility and partnership formation costs are deferred and amortized on a straight-line basis over a period of 36 months. Organization, partnership formation and start-up costs for a project that is subsequently abandoned are charged to operations in that period. Debt issue costs are amortized over the term of the debt. Noncompete agreements are amortized using the straight-line method over the term of the agreements.

Minority Interests

         The equity of minority investors in limited partnerships of the Company is reported on the balance sheet as minority interests. Minority interests reported in the income statement reflect the respective shares of income or loss of the limited partnerships attributable to the minority investors, the effect of which is removed from the results of operations of the Company.

Revenues

         Revenues include net patient service revenues and other operating revenues. Net patient service revenues are reported at the estimated net realizable amounts from patients, third-party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors.

Income Per Common and Common Equivalent Share

         Income per common and common equivalent share is computed based on the weighted average number of common shares and common equivalent shares outstanding during the periods, as adjusted for the two-for-one stock split declared subsequent to year end (see Note 17). Common equivalent shares include dilutive employees' stock options, less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common stock. Fully diluted earnings per share (based on 89,409,000 shares in 1994) assumes conversion of the 5% Convertible Subordinated Debentures due 2001 (see Note 7).

Impairment of Assets

         Long-lived assets, such as property, plant and equipment and identifiable intangible assets are reviewed for impairment losses when certain impairment indicators exist. If an impairment exists, the related asset is adjusted to the lower of book value or estimated future undiscounted cash flows from the use and eventual disposal of the asset.

         With respect to the carrying value of the excess of cost over net asset value of purchased facilities and other intangible assets, the Company determines on a quarterly basis whether an impairment event has occurred by considering factors such as: the market value of the asset; a significant adverse change in legal factors or in the business climate; adverse action by a regulator; a history of operating or cash flow

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

losses or a projection of continuing losses associated with an operating entity. The carrying value of net asset value of purchased facilities and other intangible assets will be evaluated if the facts and circumstances suggest that it has been impaired. If this evaluation indicates that the value of the asset will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the asset will be reduced by the estimated shortfall of cash flows.

2. Mergers

         Effective December 29, 1994, the Company merged with ReLife, Inc. ("ReLife") and in connection therewith issued 11,025,290 shares of its Common Stock for all of ReLife's outstanding common stock. ReLife provides a system of rehabilitation services and operates 31 inpatient facilities with an aggregate of approximately 1,100 licensed beds, including nine free-standing rehabilitation hospitals, nine acute rehabilitation units, five sub-acute rehabilitation units, seven transitional living units and one residential facility and provides outpatient rehabilitation services at twelve outpatient centers.

         The merger was accounted for as a pooling of interests and, accordingly, the Company's financial statements have been restated to include the results of ReLife for all periods presented. Prior to the merger, ReLife reported on a fiscal year ending on September 30. The accompanying financial statements are based on a combination of the Company's results for its December 31 fiscal year and ReLife's results for its September 30 fiscal year for all periods presented. Costs and expenses of $2,949,000 incurred by HEALTHSOUTH in connection with the merger have been recorded in operations in 1994 and reported as merger expenses in the accompanying consolidated statements of income.

         Effective June 13, 1995, the Company merged with Surgical Health Corporation ("SHC") and in connection therewith issued 8,531,480 shares of its Common Stock for all of SHC's common and preferred stock. SHC operates a network of 41 freestanding surgery centers (including four mobile lithotripters) in eleven states, with an aggregate of 156 operating and procedure rooms.

         The merger of the Company and SHC was accounted for as a pooling of interests and, accordingly, the Company's financial statements have been restated to include the results of SHC for all periods presented. Costs and expenses of approximately $29,194,000 incurred by the Company in connection with the SHC merger have been recorded in operations during the quarter ended June 30, 1995.

         SHC merged with Ballas Outpatient Management, Inc. and Midwest Anesthesia, Inc. on February 11, 1993 in a transaction accounted for as a pooling of interests. SHC recorded merger costs of $333,000 in connection with this transaction in 1993. SHC merged with Heritage Surgical Corporation on January 18, 1994 in a transaction accounted for as a pooling of interests. SHC recorded merger costs of $3,571,000 in connection with this transaction in 1994. SHC's historical financial statements for the periods prior to the two mergers described above have been restated to include the results of the acquired companies for all periods presented.

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

   Combined and separate results of the Company, ReLife and SHC are as follows (in thousands):

                                  HEALTHSOUTH    ReLife       SHC    Combined

Year ended December 31, 1992
  Revenues....................    $  406,968    $ 57,320   $ 36,758   $  501,046
  Net income..................        29,738       4,856        335       34,929
Year ended December 31, 1993
  Revenues....................       482,304      93,042     80,983      656,329
  Net income..................         6,687       6,905      3,605       17,197
Year ended December 31, 1994
  Revenues....................     1,008,567     118,874    108,749    1,236,190
  Net income (loss)...........        54,047        (822)    (3,264)      49,961

         There were no transactions among the Company, ReLife and SHC prior to the respective mergers. The effects of conforming the accounting policies of the companies are not material.

3. Cash, Cash Equivalents and Other Marketable Securities

         Cash, cash equivalents and other marketable securities consisted of the following:

                                                                December 31
                                                                1993       1994
                                                                 (In thousands)
Cash......................................................    $52,616   $59,635
Municipal put bonds.......................................      9,800     2,100
Tax advantaged auction preferred stocks...................      4,000     7,000
Municipal put bond mutual funds...........................      2,000       --
Money market funds........................................      8,410       --
United States Treasury bills..............................      4,205       --
Total cash and cash equivalents...........................     81,031    68,735
United States Treasury notes..............................        --      1,004
Certificates of deposit...................................      1,108     2,135
Municipal put bonds.......................................      1,860     3,975
Municipal put bond mutual funds...........................      5,000     8,514
Collateralized mortgage obligations.......................      1,000     1,000
Total other marketable securities.........................      8,968    16,628
Total cash, cash equivalents and other marketable
  securities (approximates market value)..................    $89,999   $85,363


         For purposes of the consolidated balance sheets and statements of cash flows, marketable securities purchased with an original maturity of ninety days or less are considered cash equivalents.

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

4. Other Assets

   Other assets consisted of the following:

                                                          December 31
                                                       1993          1994
                                                          (In thousands)
Notes and accounts receivable.....................   $ 3,280       $15,104
Investment in Caretenders Health Corp. ...........     7,382         7,370
Investments in other unconsolidated subsidiaries..     4,460         6,007
Real estate investments...........................     3,023        10,022
Escrow funds......................................       394           --
Other.............................................     5,444         3,331
                                                     $23,983       $41,834


         The Company has a 24% ownership interest in Caretenders Health Corp. ("Caretenders"). Accordingly, the Company's investment is being accounted for using the equity method of accounting. The investment was initially valued at $7,250,000. The Company's equity in earnings of Caretenders for the years ended December 31, 1992, 1993 and 1994 was not material to the Company's results of operations.

         It was not practicable to estimate the fair value of the Company's various investments in other unconsolidated subsidiaries (involved in operations similar to those of the Company) because of the lack of a quoted market price and the inability to estimate fair value without incurring excessive costs. The carrying amount at December 31, 1994 represents the original cost of the investments, which management believes is not impaired.

5. Property, Plant and Equipment

   Property, plant and equipment consisted of the following:


                                                    December 31
                                                  1993       1994
                                 (In thousands)
Land..........................................  $  65,857  $ 55,511
Buildings.....................................    473,239   491,372
Leasehold improvements........................     27,224    43,410
Furniture, fixtures and equipment.............    254,047   335,959
Construction in progress......................     37,385    45,709
                                                  857,752   971,961
Less accumulated depreciation and
amortization..................................     66,655   114,589
                                                $ 791,097  $857,372

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

6. Intangible Assets

   Intangible assets consisted of the following:

                                                           December 31
                                                        1993          1994
                                                          (In thousands)
Organization, partnership formation and start-up
  costs.............................................  $  53,342  $ 93,499
Debt issue costs....................................      1,653    18,848
Noncompete agreements...............................     24,862    35,253
Cost in excess of net asset value of purchased
  facilities........................................    243,303   323,608
                                                        323,160   471,208
Less accumulated amortization.......................     33,822    60,520
                                                      $ 289,338  $410,688

7. Long-Term Debt

   Long-term debt consisted of the following:

                                                                         December 31
                                                                      1993        1994
                                                                       (In thousands)
Notes and bonds payable:
  Advances under a $390,000,000 credit agreement with a bank ....  $ 370,000   $   --
  Advances under a $550,000,000 credit agreement with a bank ....        --      510,000
  9.5% Senior Subordinated Notes due 2001........................        --      250,000
  5% Convertible Subordinated Debentures due 2001................        --      115,000
  11.5% Senior Subordinated Notes due 2004.......................        --       75,000
  Due to National Medical Enterprises, Inc.......................    361,164         --
  Notes payable to banks and various other notes payable, at
    interest rates from 5.5% to 9.0%.............................     99,988      34,680
Noncompete agreements payable with payments due at varying
  intervals through December 2004................................     12,050      17,610
Hospital revenue bonds payable...................................     24,862      24,763
Other............................................................     20,117       7,341
                                                                     888,181   1,034,394
Less amounts due within one year................................      15,174      16,698
                                                                   $ 873,007  $1,017,696

         The fair value of total long-term debt approximates book value at December 31, 1994 and 1993. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         During 1994, the Company entered into a Credit Agreement with NationsBank of North Carolina, N.A. and other participating banks (the 1994 Credit Agreement) which consists of a $550,000,000 revolving facility and term loan. The 1994 Credit Agreement replaced a previous $390,000,000 Credit Agreement with NationsBank. Interest is paid quarterly based on LIBOR rates plus a predetermined margin, a base rate, or competitively bid rates from the participating banks. The Company is required to pay a

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

fee on the unused portion of the 1994 revolving credit facility ranging from 0.25% to 0.5%, depending on certain defined ratios. The principal amount is payable in 15 equal quarterly installments beginning on June 30, 1997. The Company has provided a negative pledge of all its assets and has granted a first priority security interest in and lien on all shares of stock of its subsidiaries and rights and interests in its partnerships. At December 31, 1994, the effective interest rate associated with the 1994 Credit Agreement was approximately 6.75%.

         The amount shown as Due to National Medical Enterprises, Inc. at December 31, 1993 was subsequently repaid from proceeds of other notes and bonds.

         On March 24, 1994, the Company issued $250,000,000 principal amount of 9.5% Senior Subordinated Notes due 2001 (the Notes). Interest is payable on April 1 and October 1. The Notes are senior subordinated obligations of the Company and as such will be subordinated to all existing and future senior indebtedness of the Company, and also will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries and partnerships. The Notes rank senior to all subordinated indebtedness of the Company, including the 5% Convertible Subordinated Debentures due 2001 described below. The Notes mature on April 1, 2001.

         Also on March 24, 1994, the Company issued $100,000,000 principal amount of 5% Convertible Subordinated Debentures due 2001 (the Convertible Debentures). An additional $15,000,000 principal amount of Convertible Debentures was issued in April 1994 to cover underwriters' over allotments. Interest is payable on April 1 and October 1. The Convertible Debentures are convertible into Common Stock of the Company at the option of the holder at a conversion price of $18.8125 per share, subject to adjustment in the occurrence of certain events.

         The net proceeds from the issuance of the Notes and Convertible Debentures were used by the Company to pay down indebtedness outstanding under its other existing credit facilities.

         In June, 1994, Surgical Health Corporation (see Note 2) issued $75 million of 11.5% Senior Subordinated Notes due July 15, 2004 (the "SHC Notes"). The proceeds of the SHC Notes were used by SHC to pay down indebtedness outstanding under its other existing credit facilities. Subsequent to December
31, 1994, the Company purchased the entire $75,000,000 outstanding principal amount of the SHC Notes for 115% of their face value. Because the SHC Notes were purchased using proceeds from the Company's other long-term credit facilities, the entire balance of the SHC Notes is classified as non-current in the accompanying balance sheet.

   Principal maturities of long-term debt are as follows:


Year ending December 31      (In thousands)
1995......................     $   16,698
1996......................         14,262
1997......................        113,303
1998......................        143,816
1999......................        149,626
After 1999................        596,689
                               $1,034,394

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

8. Stock Options

         The Company has various stockholder-approved stock option plans which provide for the grant of options to Directors, officers and other key employees to purchase common stock at 100% of the fair market value as of the date of grant. The Board of Directors administers the stock option plans. Options may be granted as incentive stock options or as non-qualified stock options. Incentive stock options vest 25% annually, commencing upon completion of one year of employment subsequent to the date of grant. Non-qualified stock options generally are not subject to any vesting provisions. The options expire at dates ranging from five to ten years from the date of grant.

         The following table summarizes activity in the stock option plans:


                                                          1992           1993          1994
Options outstanding January 1:......................   6,737,142     11,357,490    14,807,500
  Granted...........................................   6,207,272      3,944,252       944,246
  Exercised.........................................   1,535,922        374,602     1,976,874
  Cancelled.........................................      51,002        119,640       744,174

Options outstanding at
  December 31.......................................  11,357,490     14,807,500    13,030,698

Option price range for options granted during the
period............................................    $1.50-$9.94   $6.75-$8.44 $13.94-$18.25

Option price range for options exercised during
the period........................................   $1.50-$10.71   $1.50-$9.59   $1.50-$8.44

Options exercisable at December 31................      8,311,634    10,665,880    10,882,308

Options available for grant at December 31 .......      1,092,100       649,100     1,100,408


9. Limited Partnerships

         HEALTHSOUTH and its subsidiaries operate a number of rehabilitation and surgery centers as limited partnerships. HEALTHSOUTH serves as the general partner. These limited partnerships are included in the consolidated financial statements (as more fully described in Note 1 under "Minority Interests"). The limited partners share in the profit or loss of the partnerships based on their respective ownership percentage (ranging from 1% to 50% at December 31, 1994) during their ownership period.

         Beginning in 1992, due to federal and state regulatory requirements, the Company began the process of buying back selected partnership interests of its physician limited partners. The buyback prices for the interests were in general based on a predetermined multiple of projected cash flows of the partnerships. The excess of the buyback price over the book value of the limited partners' capital amounts was charged to the Company's retained earnings.

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

10. Acquisitions

         At various dates during 1994, the Company acquired 53 separate outpatient rehabilitation operations located throughout the United States. The combined purchase price of these acquired outpatient operations was approximately $53,947,000. The Company also acquired a specialty medical center in Dallas, Texas, a contract therapist provider and a diagnostic imaging company. The combined purchase price of these three operations was approximately $25,861,000. The form of consideration comprising the total purchase prices of $79,808,000 was approximately $68,359,000 in cash, $10,916,000 in notes payable and approximately 19,000 shares of Common Stock valued at $533,000. In connection with the acquisition of the contract therapist provider, there is additional contingent consideration payable of up to $9,000,000 if the acquired company achieves certain levels of future earnings. Such contingency payments will be paid to the former owners each fiscal year in which the acquired company's annual pretax income exceeds a certain threshold. The contingent payments will cease upon the earlier of the payment of the maximum amount of contingent payments allowed or ten years. The Company accrues, as an operating expense, for this contingency in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." As of December 31, 1994, the Company has accrued $99,000 in contingent consideration.

         In connection with these transactions, the Company entered into non-compete agreements with former owners totaling $10,814,000. In general these non-compete agreements are payable in monthly or quarterly installments over periods ranging from five to ten years.

         The fair value of the total net assets relating to the 1994 acquisitions described above was approximately $11,087,000. The total cost for 1994 acquisitions exceeded the fair value of the net assets acquired by approximately $68,721,000. The Company evaluated each acquisition, independently, to determine the appropriate amortization period for the cost in excess of net asset value of purchased facilities. Each evaluation included an analysis of historic and projected financial performance, evaluation of the estimated useful life of buildings and fixed assets acquired, the indefinite life of Certificates of Need and licenses acquired, the competition within local markets, lease terms where applicable, and the legal term of partnerships where applicable. Based on these evaluations, the Company determined that the cost in excess of net asset value of purchased facilities relating to the 1994 acquisitions should be amortized over periods ranging from twenty-five to forty years on a straight line basis. No other identifiable intangible assets were recorded in the acquisitions described above.

         All of the 1994 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses (not material individually or in the aggregate) are included in the accompanying consolidated financial statements from their respective dates of acquisition.

         Effective December 31, 1993, the Company completed an acquisition from National Medical Enterprises, Inc. (NME) of 28 inpatient rehabilitation facilities and 45 outpatient rehabilitation centers, which constituted substantially all of NME's rehabilitation services division (the NME Selected Hospitals Acquisition). The purchase price was approximately $296,661,000 cash, plus net working capital of $64,503,000, subject to certain adjustments, the assumption of approximately $16,313,000 of current liabilities and the assumption of approximately $17,111,000 in long-term debt.

         The Company's pro forma 1993 revenues, net income and net income per common and common equivalent share giving effect to the NME acquisiton were $1,111,598,000, $25,076,000 and $.32, respectively.

         As a result of the NME Selected Hospitals Acquisition, HEALTHSOUTH recognized an expense of approximately $49,742,000 during the year ended December 31, 1993. This expense represents management's estimate of the cost to consolidate operations of thirteen existing HEALTHSOUTH facilities (three inpatient facilities and ten outpatient facilities) into the operations of certain facilities acquired

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

from NME. This plan was formulated by HEALTHSOUTH management in order to more efficiently provide services in markets where multiple locations now exist as a result of the acquisition. The plan of consolidation calls for the affected operations to be merged into the operations of the acquired facilities over a period of twelve to twenty-four months from the date of the NME Selected Hospitals Acquisition. Due to the single-use nature of these properties, the consolidation plan does not provide for the sale of these facilities.

         The total expense of $49,742,000 consists of several components. First, approximately $39,000,000 relates to the writedown of the assets of the affected HEALTHSOUTH facilities to their estimated net realizable value. Of this $39,000,000, approximately $31,500,000 relates to the assets of the three inpatient facilities and approximately $7,500,000 relates to the assets of the ten outpatient facilities. The $39,000,000 is broken down into the following asset categories (net of any related accumulated depreciation or amortization):

                        Inpatient   Outpatient
                       Facilities   Facilities     Total
                                  (In thousands)
Land.............   $     2,898  $        --     $ 2,898
Buildings........        16,168          --       16,168
Equipment........         4,326        2,920       7,246
Intangible
assets...........         6,111        3,455       9,566
Other assets.....         1,997        1,125       3,122
                    $    31,500  $     7,500     $39,000

         During the year ended December 31, 1994, management discontinued operations in two of the inpatient facilities and three of the outpatient facilities affected by the plan and merged them into the operations of the acquired facilities. Accordingly, assets with a net book value of approximately $17,911,000 were written off in 1994 against the reserves established at December 31, 1993. The two inpatient facilities and three outpatient facilities affected by the plan in 1994 had revenues of approximately $11,441,000, $8,640,000 and $9,125,000 for the years ended December 31, 1992, 1993 and 1994, respectively. These same facilities had net operating income (loss) before income taxes of $(489,000), $(844,000) and $67,000 for the years ended December 31, 1992, 1993 and 1994, respectively. Operations at the remaining inpatient facility and the remaining seven outpatient facilities identified in the plan will be discontinued during 1995.

         Second, $7,700,000 relates to the write-off of certain capitalized development projects. These projects relate to planned facilities that, if completed, would be in direct competition with certain of the acquired NME facilities. These development projects were written off in 1994 against the reserves established at December 31, 1993.

         Finally, approximately $3,000,000 was accrued for costs of employee separations, relocations and other direct costs related to the planned consolidation of the affected operations. During the second quarter of 1994, management revised its estimate of the cost of the employee separations and relocations. The revised estimate calls for approximately 150 employees to be affected by separations and approximately 400 to be affected by relocations. Separation benefits under the revised plan range from one month's to one year's compensation and total approximately $2,188,000. Relocation benefits are estimated to be $2,000 per employee and total $800,000. An additional $350,000 has been provided for additional direct administrative costs associated with the implementation of the plan, including outplacement services, travel and legal fees. Accordingly, the total revised estimated cost of employee separations and relocations is $3,338,000. The difference between the initial estimate and the revised estimate was treated as a change in accounting estimate and charged to operations in the second quarter of 1994.

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

         During the year ended 1994, a total of 208 employees were affected by terminations and relocations at a cost of approximately $758,000. This cost is the only cash expense included in the acquisition-related expense.

         It is management's opinion that remaining accrual at December 31, 1994 of $23,669,000, is adequate to complete the plan of consolidation of the affected operations.

         Also at various dates during 1993, the Company acquired 27 separate outpatient rehabilitation operations located throughout the United States. The total consideration paid for these acquired outpatient rehabilitation operations was approximately $23,943,000, consisting of $21,634,000 in cash and $2,309,000 in notes payable. The fair value of the net assets acquired was approximately $5,196,000. The total cost of the 1993 outpatient rehabilitation acquisitions exceeded the fair value of the net assets acquired by approximately $18,747,000. The Company also acquired nine outpatient surgery center operations during 1993. The total consideration paid for these acquired outpatient surgery center operations was approximately $33,494,000, consisting of $26,901,000 in cash, $5,639,000 in notes payable and common stock value at $954,000. The total cost of the 1993 outpatient surgery acquisitions exceeded the fair value of the net assets acquired by approximately $3,832,000. Based on the evaluation of each acquisition, utilizing the criteria described above, the Company determined that the cost in excess of net asset value of purchased facilities relating to the 1993 acquisitions should be amortized over a forty-year period on a straight line basis. No other identifiable intangible assets were recorded in the acquisitions described above.

         Also during 1993, the Company acquired 100% of the stock of Rebound, Inc. (Rebound) for net consideration of approximately $14,000,000 in cash. Rebound operates 293 beds in thirteen facilities. The purchase price exceeded the fair value of the net assets acquired by approximately $11,200,000, which was allocated to excess of cost over net asset value of purchased facilities.

         Effective February 1, 1992, the Company acquired substantially all of the assets and/or stock of Dr. John T. Macdonald Health Systems, Inc. and Subsidiaries (collectively, JTM Health Systems). JTM Health Systems includes two general acute-care hospitals and other healthcare-related entities located in the Miami, Florida metropolitan area. The total purchase price paid was approximately $16,893,000 in cash.

         Also in 1992 the Company acquired 100% of the stock of Renaissance America, Inc. (Renaissance) for net consideration of approximately $5,996,000 consisting of $649,000 cash and $5,347,000 in the Company's Common Stock (214,885 shares).

         Also at various dates during 1992, the Company acquired 28 separate outpatient rehabilitation operations located throughout the United States. The combined purchase price of these acquired outpatient rehabilitation operations was approximately $25,964,000. The Company also acquired 14 outpatient surgery centers during 1992. The combined purchase price of these acquired surgery center operations was approximately $50,014,000.

         The fair value of the net assets acquired in 1992 was approximately $38,330,000. The total cost of the 1992 acquisitions exceeded the fair value of the assets acquired by approximately $60,537,000, which is being amortized over a forty-year period on a straight line basis.

         All of the 1993 and 1992 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition.

11. Income Taxes

         HEALTHSOUTH and its subsidiaries file a consolidated federal income tax return. The limited partnerships file separate income tax returns. HEALTHSOUTH's allocable portion of each partnership's income or loss is included in the taxable income of the Company. The remaining income or loss of each partnership is allocated to the limited partners.

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

         Effective January 1, 1993, the Company changed its method of accounting for income taxes to the liability method required by Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes". The cumulative effect of adopting Statement No. 109 was not material. Previously, the Company had used the liability method as prescribed by FASB Statement No. 96.

         Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 are as follows:


                                                    Current     Noncurrent     Total
                                                              (In thousands)
Deferred tax liabilities: .......................
  Depreciation and amortization..................      $ --       $32,787    $32,787
  Other..........................................       340           255        595
Total deferred tax liabilities...................       340        33,042     33,382

Deferred tax assets: ............................
  NME Selected Hospitals Acquisition related
  expense........................................       --         19,399     19,399
  Other..........................................     3,549         2,790      6,339
Total deferred tax assets........................     3,549        22,189     25,738
Net deferred tax (assets) liabilities............   $(3,209)      $10,853     $7,644


         Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 are as follows:

                                                    Current      Noncurrent     Total
                                                               (In thousands)
Deferred tax liabilities: .......................
  Depreciation and amortization..................  $    --        $26,343      $26,343
  Other..........................................       --            385          385
Total deferred tax liabilities...................       --         26,728       26,728

Deferred tax assets: ............................
  NME Selected Hospitals Acquisition related
  expense........................................       --         15,241       15,241
  Other..........................................     2,643         2,892        5,535
Total deferred tax assets........................     2,643        18,133       20,776
Net deferred tax (assets) liabilities............  $ (2,643)       $8,595      $ 5,952


         The current portion of the Company's deferred tax assets is included with prepaid expenses and other current assets on the accompanying balance sheet.

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

         The provision for income taxes was as follows:

                                    Year ended December 31
                                 1992        1993        1994
                                        (In thousands)
Currently payable: ........
  Federal....................  $12,556     $15,616      $31,363
  State......................    1,772       2,101        4,634
                               --------   ---------     --------
                                14,328      17,717       35,997

Deferred expense (benefit):
  Federal....................    4,041      (5,213)      (1,414)
  State......................      495        (574)        (278)
                                -------   ---------     --------
                                 4,536      (5,787)      (1,692)
                                -------   ---------     --------
Total provision............    $18,864     $11,930      $34,305
                              =========   =========     ========

         The components of the provision for deferred income taxes for the year ended December 31, 1992 are as follows:

                                        (In thousands)
Depreciation and
amortization.................             $    5,599
Bad debts....................                 (1,119)
Other........................                     56
                                          $    4,536


         The difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before taxes was as follows:

                                                     Year ended December 31
                                                   1992        1993       1994
                                                          (In thousands)
Federal taxes at statutory rates..............   $19,733     $12,100    $31,734
Add (deduct):
  State income taxes, net of federal tax
   benefit.....................................    1,665         792      2,734
  Tax-exempt interest income...................   (1,076)       (454)      (276)
  Other........................................   (1,458)       (508)       113
                                                  -------      ------     -----
                                                 $18,864     $11,930    $34,305
                                                 ========    ========    ======

12. Commitments and Contingencies

         At December 31, 1994, anticipated capital expenditures for the next twelve months approximate $130,000,000. This amount includes expenditures for the construction and equipping of additions to existing facilities, the construction of two inpatient rehabilitation facilities for which regulatory approval is being obtained and the acquisition or development of comprehensive outpatient rehabilitation facilities.

         Beginning  December  1,  1993,  the  Company  became  self-insured  for professional liability and comprehensive general liability. The Company purchased coverage for all claims incurred prior to December 1, 1993. In addition, the Company purchased underlying insurance which would cover all claims once established limits have been exceeded. It is the opinion of management that at December 31, 1994 the Company has adequate reserves to cover losses on asserted and unasserted claims.

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

Operating leases

         Operating leases generally consist of short-term lease agreements for buildings where facilities are located. These leases generally have 5-year terms, with one or more renewal options, with terms to be negotiated at the time of renewal. Total rental expense for all operating leases was $17,777,000, $29,373,000 and $66,056,000 for the years ended December 31, 1992, 1993 and
1994, respectively.

         The following is a schedule of future minimum lease payments under all operating leases having initial or remaining non-cancelable lease terms in excess of one year:


               Year ending December 31                 (In thousands)

               1995...................................    $57,659
               1996...................................     53,836
               1997...................................     49,752
               1998...................................     45,663
               1999...................................     40,438
               After 1999.............................    129,327
               Total minimum payments required........   $376,675


13. Employee Benefit Plans

         The Company has a 401(k) savings plan which matches 15% of the first 4% of earnings that an employee contributes. All contributions are in the form of cash. All employees who have completed one year of service with a minimum of 1,000 hours worked are eligible to participate in the plan. Company contributions are gradually vested over a seven-year service period. Contributions to the plan by the Company were approximately $521,000, $490,000 and $1,094,000 in 1992, 1993 and 1994, respectively.

         In 1991,  the Company  established  an Employee  Stock  Ownership  Plan
(ESOP) for the purpose of providing substantially all employees of the Company the opportunity to save for their retirement and acquire a proprietary interest in the Company. The ESOP currently owns approximately 830,000 shares of the Company's Common Stock, which were purchased with funds borrowed from the Company, $10,000,000 in 1991 (the 1991 ESOP Loan) and $10,000,000 in 1992 (the
1992 ESOP Loan). At December 31, 1994, the combined ESOP Loans had a balance of $17,477,000. The 1991 ESOP Loan, which bears an interest rate of 10%, is payable in annual installments covering interest and principal over a ten-year period beginning in 1992. The 1992 ESOP Loan, which bears an interest rate of 8.5%, is payable in annual installments covering interest and principal over a ten-year period beginning in 1993. Company contributions to the ESOP began in 1992 and shall at least equal the amount required to make all ESOP Loan amortization payments for each plan year. The Company recognizes compensation expense based on the shares allocated method. The total compensation expense related to the ESOP recognized by the Company was $1,701,000, $3,198,000 and $3,673,000 in 1992, 1993 and 1994, respectively. Interest incurred on the ESOP Loans was approximately $964,000, $1,743,000 and $1,608,000 in 1992, 1993 and 1994,
respectively. Approximately 213,000 shares owned by the ESOP have been allocated to participants at December 31, 1994.

         During 1993 the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." Among other provisions, SOP 93-6 requires that compensation expense relating to employee stock ownership plans be measured based on the fair market value of the shares when allocated to the employees. The provisions of SOP 93-6 apply only to leveraged ESOPs formed after December 31, 1992, or shares newly acquired

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

by an existing leveraged ESOP after December 31, 1992. Because all shares owned by the Company's ESOP were acquired prior to December 31, 1992, the Company's accounting policies for the shares currently owned by the ESOP are not affected by SOP 93-6.

14. Terminated Merger

         On January 2, 1992, the Company and Continental Medical Systems, Inc. ("CMS") jointly announced an agreement to combine their business operations as provided in an Agreement and Plan of Reorganization (the Plan). On May 6, 1992, the Company and CMS jointly announced the termination of the Plan. Accordingly, all costs and expenses incurred in connection with the Plan were charged to operations in 1992 and reported as terminated merger expense in the accompanying statements of income.

15. Sale of Assets and Partnership Interest

         During the second quarter of 1994, the Company consummated the sale of selected properties to Capstone Capital Corporation ("Capstone"), a real estate investment trust. These properties include six ancillary hospital facilities, three outpatient rehabilitation facilities, and one research facility. The net proceeds to the Company as a result of this transaction were approximately $49,025,000. The net book value of the properties was approximately $41,335,000. Because the Company is leasing back substantially all of the properties from Capstone, payments which aggregate $5.7 million annually, the resulting gain on sale of approximately $7,690,000 has been recorded on the accompanying consolidated balance sheet as deferred revenue and will be amortized into income over the initial lease terms of the properties. The Company is accounting for each of the new leases as an operating lease with an initial lease term of 15 years. The Company and certain Company officers own approximately 3.9% of the outstanding common stock of Capstone.

         In May 1993, the Company sold its 51% partnership interest in Coastal Lithotripsy Associates, L.P. and the Associated Management Services contract for net proceeds of approximately $3,163,000. The Company recognized a gain of $1,400,000 from this sale.

16. Impairment of Long-Term Assets

         During 1994, certain events have occurred impairing the value of specific long-term assets of ReLife (see Note 2). A hospital in Missouri with a distinct part unit which ReLife was managing was purchased in 1994 by an acute care provider which terminated the contract with ReLife. Remaining goodwill of $1,700,000 and costs allocated to the management contract of $1,300,000 were written off as there is no value remaining for the terminated contract.

         A ReLife facility in central Florida incurred tornado damage and has not been operating since September 1993. During 1994, management of ReLife has determined that it is probable that this facility will not reopen. Start-up costs of $1,600,000 were written off. This facility is leased under an operating lease as described in Note 12 through the year 2001. An impairment accrual has been established based on the projected undiscounted net cash flows related to this non-operating facility for the remainder of the lease term. The accrual totals $5,900,000 and consists of $4,700,000 in lease payments and $1,200,000 in fixed costs and operating expenses, including property taxes, maintenance, security and other related costs. The current portion of the accrual approximates $600,000 and is included with accrued interest payable and other liabilities in the accompanying December 31, 1994 balance sheet. The remaining long-term portion of the accrual is included with other long-term liabilities in the accompanying December 31, 1994 balance sheet.

                    HEALTHSOUTH Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                          December 31, 1994 - Continued

         During 1994, ReLife entered into a contract for a new information system. During the period ended September 30, 1994, ReLife's expenditures related to this contract totalled approximately $4,363,000. The system was not operational during this period, thus those expenditures are considered non-recurring. The Company will retain certain equipment with an approximate cost of $750,000, which was included in the expenditures noted above. The remainder of the expenditures, $3,613,000, is included in loss on abandonment of the computer project. The Company has also established a reserve of approximately $887,000 for settlement of the contract. The contract contains a provision for cancellation by ReLife, without cause, upon at least 180 days' prior written notice. The application of this termination provision could result in a settlement of up to $6,500,000. The Company is currently in negotiations to settle the contract and believes that it is probable that the settlement will be for an amount approximately equal to the reserve established.

         The above amounts are shown as operating expenses in the consolidated statement of income.

17. Subsequent Events

         Effective June 13, 1995, the Company merged with Surgical Health Corporation in a transaction accounted for as a pooling of interests (see Note
2).

         Effective April 1, 1995, the Company completed the acquisition of the rehabilitation hospitals division of NovaCare, Inc. ("NovaCare"), consisting of 11 rehabilitation hospitals, 12 other facilities and certificates of need to build two other facilities. The total purchase price for the NovaCare facilities was approximately $235,000,000.

         Effective April 17, 1995, the Company declared a two-for-one stock split paid in the form of a 100% stock dividend. Accordingly, all share and per share information have been restated to give effect to this transaction for all periods presented.

         Subsequent  to  December  31,  1994,  the  Company   received  a  fully
underwritten commitment to amend and restate the 1994 Credit Agreement (see Note
7) which will increase the size of the facility to $1 billion.

                   HEALTHSOUTH Corporation and Subsidiaries
                           Consolidated Balance Sheets
                                 (In Thousands)


                                                                           December 31,     September 30,
                                                                               1994             1995
                                                                                            (Unaudited)
                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ............................................  $   68,735      $    86,952
  Other marketable securities ..........................................      16,628            6,217
  Accounts receivable ..................................................     242,659          298,178
  Inventories, prepaid expenses, and other current assets  .............      97,180          102,906
     TOTAL CURRENT ASSETS ..............................................     425,202          494,253
OTHER ASSETS ...........................................................      43,074           58,127
DEFERRED INCOME TAXES ..................................................           0            7,559
PROPERTY, PLANT AND EQUIPMENT--NET .....................................     857,372        1,049,375
INTANGIBLE ASSETS--NET .................................................     410,688          541,366
     TOTAL ASSETS ......................................................  $1,736,336      $ 2,150,680

            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable .....................................................  $   87,153      $    83,246
  Salaries and wages payable ...........................................      34,102           44,668
  Accrued interest payable and other liabilities .......................      55,922           49,462
  Current portion of long-term debt ....................................      16,698           17,720
     TOTAL CURRENT LIABILITIES .........................................     193,875          195,096

LONG-TERM DEBT .........................................................   1,017,696        1,386,450

DEFERRED INCOME TAXES ..................................................       8,595                0

OTHER LONG-TERM LIABILITIES ............................................       8,398            5,470

DEFERRED REVENUE .......................................................       7,526            7,137

MINORITY INTERESTS--LIMITED PARTNERSHIPS ...............................      10,326            8,980

STOCKHOLDERS' EQUITY:
  Preferred Stock, $.10 par value--1,500,000 shares authorized; issued
   and outstanding--none ...............................................           0                0
  Common Stock, $.01 par value--150,000,000 shares authorized;
   95,391,000 and 76,991,000 shares issued at September 30, 1995 and
   December 31, 1994, respectively .....................................         770              954
  Additional paid-in capital ...........................................     369,186          719,296
  Retained earnings ....................................................     137,764          178,929
  Common Stock subscriptions receivable ................................           0         (335,423)
  Treasury stock .......................................................        (323)            (323)
  Receivable from Employee Stock Ownership Plan ........................     (17,477)         (15,886)

     TOTAL STOCKHOLDERS' EQUITY ........................................     489,920          547,547

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........................  $1,736,336      $ 2,150,680



                             See accompanying notes.

                   HEALTHSOUTH Corporation and Subsidiaries
                      Consolidated Statements of Income
             (UNAUDITED--In Thousands, Except for Per Share Data)

                                                                        Nine Months Ended
                                                                          September 30,
                                                                        1994        1995
Revenues .......................................................  $  902,268    $1,109,689
Operating expenses:
  Operating units ..............................................     670,607       788,593
  Corporate general and administrative .........................      29,831        28,463
Provision for doubtful accounts ................................      16,691        20,520
Depreciation and amortization ..................................      59,142        86,767
Interest expense ...............................................      45,632        68,697
Interest income ................................................      (3,256)       (4,529)
Merger costs ...................................................       3,571        29,194
Loss on impairment of assets ...................................           0        11,192
                                                                     822,218     1,028,897

Income before income taxes and minority interests...............      80,050        80,792
Provision for income taxes .....................................      30,418        27,525
Income before minority interests ...............................      49,632        53,267
Minority interests .............................................      (4,276)       (8,357)
Net income .....................................................  $   45,356    $   44,910
Weighted average common and common equivalent shares
outstanding ....................................................      84,509        87,773
Net income per common and common equivalent share ..............  $     0.54     $    0.51
Net income per common share -- assuming full dilution  .........         N/A     $    0.51

                             See accompanying notes.

                   HEALTHSOUTH Corporation and Subsidiaries
                    Consolidated Statements of Cash Flows
                          (UNAUDITED--In Thousands)


                                                                                    Nine Months Ended
                                                                                      September 30,
                                                                                    1994        1995
OPERATING ACTIVITIES
Net income ..................................................................   $  45,356   $  44,910
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization .............................................      59,142      86,767
  Provision for doubtful accounts ...........................................      16,691      20,520
  Income applicable to minority interests of limited partnerships  ..........       4,276       8,357
  Loss on impairment of assets ..............................................           0      11,192
  Merger costs ..............................................................       3,571      29,194
  Provision (benefit) for deferred income taxes..............................      20,617     (15,347)
  Provision for deferred revenue ............................................         (34)       (389)
Changes in operating assets and liabilities, net of effects of cquisitions:
  Accounts receivable .......................................................     (62,050)    (26,796)
  Inventories, prepaid expenses and other current assets ....................        (964)      4,422
  Accounts payable and accrued expenses .....................................      20,876     (35,517)
   NET CASH PROVIDED BY OPERATING ACTIVITIES ................................     107,481     127,313

INVESTING ACTIVITIES
Purchases of property, plant and equipment ..................................    (113,386)    (98,658)
Proceeds from sale of property, plant and equipment .........................      58,265      14,786
Additions to intangible assets, net of effects of acquisitions  .............     (35,289)    (53,898)
Assets obtained through acquisitions, net of liabilities assumed  ...........     (58,910)   (304,499)
Changes in other assets .....................................................     (22,388)     (4,070)
Proceeds received on sale of other marketable securities ....................         520      21,057
Investments in other marketable securities ..................................      (1,000)    (13,026)

     NET CASH USED IN INVESTING ACTIVITIES ..................................    (172,188)   (438,308)

                   HEALTHSOUTH Corporation and Subsidiaries
              Consolidated Statements of Cash Flows (continued)
                          (UNAUDITED--In Thousands)


                                                           Nine Months Ended
                                                             September 30,
                                                           1994        1995
FINANCING ACTIVITIES
  Proceeds from borrowings .........................     550,921     722,264
  Principal payments on long-term debt and leases ..    (505,760)   (396,601)
  Proceeds from exercise of options ................      12,537       7,731
  Proceeds from issuance of common stock  ..........           9           0
  Reduction in receivable from Employee Stock
  Ownership Plan ...................................       1,455       1,591
  Proceeds from investment by minority interests  ..       1,546           0
  Purchase of limited partnership interests  .......      (1,512)          0
  Payment of cash distributions to limited partners       (8,425)    (10,268)
     NET CASH PROVIDED FROM
     FINANCING ACTIVITIES ..........................      50,771     324,717
     INCREASE (DECREASE) IN
     CASH AND CASH EQUIVALENTS .....................     (13,936)     13,722
  Cash and cash equivalents at beginning of period        81,031      73,230
     CASH AND CASH EQUIVALENTS
     AT END OF PERIOD ..............................  $   67,095   $  86,952

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION ............................
  Cash paid during the year for:
    Interest .......................................  $   28,220   $  60,238
    Income taxes ...................................      26,917      44,355

Non-cash financing activities:

         During 1995, the Company declared a two-for-one stock split on its Common Stock, which was effected in the form of a 100% stock dividend.

         The Company consummated the issuance of 14,950,000 shares of its Common Stock effective September 27, 1995. The net proceeds of $335,423,000 were not received until after the balance sheet date (see Note 12).

                             See accompanying notes.

                   HEALTHSOUTH Corporation and Subsidiaries
            Notes to Consolidated Financial Statements (Unaudited)
                Nine Months Ended September 30, 1994 and 1995


         NOTE 1--The accompanying consolidated financial statements include the accounts of HEALTHSOUTH Corporation (the "Company") and its subsidiaries. This information should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended. It is management's opinion that the accompanying consolidated financial statements reflect all adjustments (which are normal recurring adjustments, except as otherwise indicated) necessary for a fair presentation of the results for the interim period and the comparable period presented.

         NOTE 2--During 1994, the Company entered into a $550,000,000 revolving line of credit with NationsBank, N.A. (Carolinas) ("NationsBank") and other participating banks (the "1994 Credit Agreement"). On April 11, 1995, the Company amended and restated the 1994 Credit Agreement with NationsBank to increase the size of the credit facility to $1,000,000,000. At September 30, 1995, the Company had drawn $935,000,000 under the restated 1994 Credit Agreement.

         On March 24, 1994, the Company issued $250,000,000 principal amount of 9.5% Senior Subordinated Notes due 2001 (the "Notes"). Interest is payable on April 1 and October 1. The Notes are senior subordinated obligations of the Company and, as such, are subordinated to all existing and future senior indebtedness of the Company. Also on March 24, 1994, the Company issued $100,000,000 principal amount of 5% Convertible Subordinated Debentures due 2001 (the "Convertible Debentures"). An additional $15,000,000 principal amount of Convertible Debentures was issued in April 1994 to cover underwriters' overallotments. Interest is payable on April 1 and October 1. The Convertible Debentures are convertible into Common Stock of the Company at the option of the holder at a conversion price of $18.81 per share, subject to adjustment in certain events. The net proceeds from the issuance of the Notes and Convertible Debentures were used by the Company to pay down indebtedness outstanding under its other existing credit facilities.

         At December 31, 1994 and September 30, 1995, long-term debt consisted of the following:


                                                    December 31,   September 30,
                                                        1994           1995
                                                          (in thousands)

  Advances under the $1,000,000,000
   1994 Credit Agreement .........................  $  510,000    $  935,000
  9.5% Senior Subordinated Notes due 2001  .......     250,000       250,000
  5% Convertible Subordinated Debentures due 2001      115,000       115,000
  Other long-term debt ...........................     159,394       104,170
                                                    ----------    ----------
                                                     1,034,394     1,404,170
  Less amounts due within one year ...............      16,698        17,720
                                                    ----------    ----------
                                                  $  1,017,696   $ 1,386,450
                                                    ==========    ==========


         NOTE 3--Effective December 29, 1994, the Company merged with ReLife, Inc. ("ReLife") in a transaction that was accounted for as a pooling of interests. Accordingly, the Company's historical financial statements for all periods prior to the effective date of the merger have been restated to include the results of ReLife. Prior to the merger, ReLife reported on a fiscal year ending on September 30. The restated financial statements for all periods prior to and including December 31, 1994 are based on a combination of the Company's results for its December 31 fiscal year and ReLife's results for its September 30 fiscal year. Beginning January 1, 1995, all facilities acquired in the ReLife merger adopted a December 31 fiscal year end; accordingly, all consolidated financial statements for periods after December 31, 1994 are based on a consolidation of all of the Company's subsidiaries on a December 31 year end. ReLife's historical results of operations for the three months ended December 31, 1994 are not included in the Company's consolidated statements of income or cash flows. An adjustment has been made to stockholders' equity as of January 1, 1995 to adjust for the effect of excluding ReLife's results of operations for the three months ended December 31, 1994. The following is a summary of ReLife's results of operations and cash flows for the three months ended December 31, 1994 (in thousands):

                   HEALTHSOUTH Corporation and Subsidiaries -
             Notes to Consolidated Financial Statements (Unaudited)
           Nine Months Ended September 30, 1994 and 1995 - (Continued)


     Statement of Income Data:
       Revenues ........................................    $ 38,174
       Operating expenses:
         Operating units ...............................      31,797
         Corporate general and administrative ..........       2,395
     Provision for doubtful accounts ...................         541
     Depreciation and amortization .....................       1,385
     Interest expense ..................................         858
     Interest Income ...................................         (91)
     HEALTHSOUTH merger expense ........................       3,050
     Loss on disposal of fixed assets ..................       1,000
     Loss on abandonment of computer project  ..........         973
                                                           ----------
                                                              41,908
                                                           ----------

     Income before income taxes and minority
       interests .......................................      (3,734)
     Provision for income taxes ........................          --
                                                           ----------
                                                              (3,734)
                                                           ----------
     Minority interests ................................          --
                                                           ----------
     Net income ........................................    $ (3,734)
                                                           ==========
   Statement of Cash Flow Data:
     Net cash provided by operating activities .........    $ 38,077
     Net cash used by investing activities .............      (9,632)
     Net cash used in financing activities .............     (23,950)
                                                          -----------
     Net increase in cash ..............................    $  4,495
                                                          ===========

        NOTE 4--Effective June 13, 1995, the Company merged with Surgical Health Corporation ("SHC") and in connection therewith issued 8,531,480 shares of its Common Stock for all of SHC's outstanding common and preferred stock. SHC operated a network of 41 freestanding surgery centers (including four mobile lithotripters) in eleven states, with an aggregate of 156 operating and procedure rooms.

         The merger was accounted for as a pooling of interests and, accordingly, the Company's financial statements have been restated to include the results of SHC for all periods presented. Costs and expenses of $29,194,000 incurred by the Company in connection with the merger have been recorded in operations during the quarter ending June 30, 1995 and reported as Merger Costs in the accompanying consolidated statements of income (see Note 8).

         There were no material transactions between the Company and SHC prior to the merger. The effects of conforming the accounting policies of the two companies are not material.

         NOTE 5--Effective April 1, 1995, the Company completed the acquisition of the rehabilitation hospitals division of NovaCare, Inc. ("NovaCare"), consisting of 11 rehabilitation hospitals, 12 other facilities, and certificates of need to build two other facilities. The total purchase price for the NovaCare facilities was approximately $235,000,000. The cost in excess of net asset value was approximately $173,000,000. Of this excess, approximately $129,000,000 has been allocated to leasehold value and the remaining $44,000,000 to goodwill.

         During the first nine months of 1995, the Company acquired 44 outpatient facilities and one outpatient surgery center. The total purchase price of the acquired facilities was approximately $75,619,000. The Company also entered into non-compete agreements totaling approximately $8,172,000 in connec-

                    HEALTHSOUTH Corporation and Subsidiaries
             Notes to Consolidated Financial Statements (Unaudited)
          Nine Months Ended September 30, 1994 and 1995 - (Continued)

tion with these transactions. The cost in excess of the acquired facilities' net asset value was approximately $55,716,000. The results of operations (not material individually or in the aggregate) of these acquisitions are included in the consolidated financial statements from their respective acquisition dates.

         NOTE 6--During the first nine months of 1995, the Company granted incentive and nonqualified stock options to certain Directors, employees and others for 2,904,000 shares of Common Stock at exercise prices ranging from $17.00 to $19.25 per share.

         NOTE 7--Effective April 17, 1995, the Company declared a two-for-one stock split paid in the form of a 100% stock dividend. Accordingly, all share and per share information have been restated to give effect to this transaction for all periods presented.

         NOTE 8--As a result of the NovaCare and SHC acquisitions, the Company recognized $29,194,000 in merger costs during 1995. Fees related to legal, accounting and financial advisory services accounted for $3,400,000 of the expense. Costs and expenses related to the SHC Bond Tender Offer (see
"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources") totaled $14,606,000. Accruals for employee separations were approximately $1,188,000. In addition, the Company has provided approximately $10,000,000 for the write-down of certain assets to net realizable value as the result of a planned facility consolidation. The consolidation is applicable in a market where the Company's existing services overlap with those of an acquired facility.

         During the second quarter of 1995, the Company recognized an $11,192,000 loss on impairment of assets. The impaired assets relate to six SHC facilities in which the projected undiscounted cash flows did not support the book value of the long-lived assets of such facilities.

         NOTE 9--On August 24, 1995, the Company signed an agreement to merge with Sutter Surgery Centers, Inc. ("Sutter") in a transaction to be accounted for as a pooling of interests. Sutter operates 12 surgery centers located in three states. Under the terms of the agreement, all shares of common stock of Sutter were to be exchanged for shares of the Company's Common Stock pursuant to an exchange ratio that, at the time of the agreement, was projected to yield an aggregate value of approximately $38,000,000 to Sutter stockholders. The transaction was completed in the fourth quarter of 1995.

         NOTE 10--On October 9, 1995, the Company signed an agreement to acquire Surgical Care Affiliates, Inc. ("SCA") in a transaction to be accounted for as a pooling of interests. SCA operates 67 surgery centers (with an additional 10 under development or construction) in 24 states. Under the terms of the agreement, all shares of common stock of SCA will be exchanged for shares of the Company's Common Stock pursuant to an exchange ratio that will yield an aggregate value of approximately $1,200,000,000 to SCA stockholders. The transaction is subject to certain regulatory and governmental reviews, and to approval by the stockholders of both companies. The transaction is expected to be completed in early 1996.

         NOTE 11--On October 16, 1995, the Company entered into a definitive agreement to purchase Caremark Orthopedic Services Inc., consisting of approximately 120 outpatient rehabilitation centers in 13 states. The purchase price will be approximately $127,500,000 in cash. The transaction is currently expected to be completed by year-end 1995.

         NOTE 12--The Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission in connection with a public offering which became effective on September 27, 1995. The Company consummated the issue of Common Stock for 14,950,000 shares on October 3, 1995. Net proceeds of the stock issue, after deducting underwriting discounts, commissions and offering costs were approximately $335,423,000, of which $319,000,000 was used to reduce outstanding indebtedness under the Company's existing credit facilities. The net proceeds of the issuance and sale of the 14,950,000 shares are included in the accompanying September 30, 1995 balance sheet as Common Stock and additional paid-in capital, with the Common Stock subscription receivable as a corresponding reduction in Stockholders' Equity.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities registered hereby. All such expenses shall be borne by the Company.


 Registration fee under the Securities Act of
1933 ............................................  $16,076
New York Stock Exchange listing fee .............  $ 6,216
Printing expenses ...............................  $10,000
Legal fees and expenses .........................  $20,000
Accounting services .............................  $10,000
Miscellaneous ...................................  $ 7,708
Total ...........................................  $70,000



Item 15. Indemnification of Directors and Officers.

   Section 102(b)(7) of the DGCL grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. Article Nine of the HEALTHSOUTH Certificate filed in the Office of the Secretary of the State of Delaware on November 28, 1994, contains a provision eliminating or limiting director liability to HEALTHSOUTH and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to HEALTHSOUTH or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of HEALTHSOUTH protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of HEALTHSOUTH or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the Federal securities laws.

   Section 145 of the DGCL grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. Article Nine of the HEALTHSOUTH Certificate and Article IX of the HEALTHSOUTH Bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee, or agent of HEALTHSOUTH who, by reason of the fact that he or she is a director, officer, employee, or agent of HEALTHSOUTH, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

   HEALTHSOUTH has entered into agreements with all of its Directors and its executive officers pursuant to which HEALTHSOUTH has agreed to indemnify such Directors and executive officers against liability incurred by them by reason of their services of a Director to the fullest extent allowable under applicable law.

Item 16. Exhibits.


   Exhibits:


Exhibit No.                                Description
(2)-1         Plan and Agreement of Merger,  dated as of August 23, 1995,  among
              HEALTHSOUTH  Corporation,  SSCI Acquisition Corporation and Sutter
              Surgery  Centers,  Inc.,  attached to the  original  filing of the
              Registration   Statement  on  Form  S-4  as  Annex  A,  is  hereby
              incorporated herein by reference.
(5)           Opinion  of  Haskell  Slaughter  Young  &  Johnston,  Professional
              Association,  as to the  legality  of the  shares  of  HEALTHSOUTH
              Common Stock issued in connection with the Merger.
(23)-1        Consent of Ernst & Young LLP.
(23)-2        Consent  of  Haskell  Slaughter  Young  &  Johnston,  Professional
              Association (included in the opinion filed as Exhibit (5)).



Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on November 22, 1995.

                                       HEALTHSOUTH Corporation


                                       By    /s/ Richard M. Scrushy
                                          --------------------------
                                                 Richard M. Scrushy
                                              Chairman of the Board and
                                               Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


     Signature                          Title                        Date

/s/ Richard M. Scrushy        Chairman of the Board
----------------------     and Chief Executive Officer
Richard M. Scrushy             and Directo                     November 22, 1995


         *
----------------------     Executive Vice President and
   Aaron Beam, Jr.           Chief Financial Officer           November 22, 1995

         *                 Senior Vice President and
----------------------      Controller (Principal
  William T. Owens           Accounting Officer)               November 22, 1995

         *
----------------------
  James P. Bennett                  Director                   November 22, 1995

         *
----------------------
  Anthony J. Tanner                 Director                   November 22, 1995

         *
----------------------
  P. Daryl Brown                    Director                   November 22, 1995

         *
----------------------
Phillip C. Watkins, M.D.            Director                   November 22, 1995

         *
----------------------
  George H. Strong                  Director                   November 22, 1995

         *
----------------------
  C. Sage Givens                    Director                   November 22, 1995

                                      II-3

         *
---------------------
Charles W. Newhall III             Director                    November 22, 1995

         *
---------------------
  Larry R. House                   Director                    November 22, 1995

         *
---------------------
 John S. Chamberlin                Director                    November 22, 1995

         *
----------------------
 Richard F. Celeste                Director                    November 22, 1995




                                      *By       /s/ Richard M. Scrushy
                                       --------------------------------
                                                    Richard M. Scrushy
                                                    Attorney-in-Fact

                              II-4

